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Thomas P. Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161
October 14, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Evan S. Jacobson
Attorney-Advisor

Re:	Merge Healthcare Incorporated Registration Statement on Form S-4 Filed September 1, 2011 SEC File No. 333-176640
Dear Mr. Jacobson:
On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 27, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-4, filed by the Company on September 1, 2011 (File No. 333-176640) (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold below. In addition to the responses below, the Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to address the Staff’s comments and is supplementally providing you with three copies of Amendment No. 1, which are marked to show changes against the initial filing.
General
1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). With your next amendment, please submit a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Evan S. Jacobson
October 14, 2011

Company Response: Concurrently with this response, the Company is supplementally providing the Staff with a letter (Attachment A) containing the information requested in the Staff’s comment.
The Exchange Offer
Purpose and Effect, page 28
2. You state that the exchange offer will expire at 5:00 p.m., Eastern time, on the last day of a period of no less than at least twenty business days from the date you mail the notice of the exchange offer. Based upon the definition of the term “business day” contained in Exchange Act Rule 14d-1(g)(3), the minimum offering period must extend at least through midnight of the twentieth business day. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.
Company Response: The Company confirms that the exchange offer will be open at least through midnight on the twentieth business day following commencement of the offer and that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C (“Rule 424”).
3. The last paragraph of this section states that the summary of certain provisions of the registration rights agreement “does not purport to be complete and is subject to, and is qualified in its entirety by reference to,” all of the provisions of the registration rights agreement. Please revise to discuss all material provisions of the registration rights agreement and to remove the suggestion that your disclosure is not materially complete.
Company Response: The Company believes that all material provisions of the registration rights agreement are discussed in the section of the Registration Statement captioned “Purpose and Effect”. The Company has removed the above-referenced language from page 30 of Amendment No. 1.
Expiration Date; Extensions; Amendments, page 31
4. You state that you reserve the right to amend the terms of the offer. Please revise here and in the penultimate paragraph on page 31, to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Evan S. Jacobson
October 14, 2011

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised page 31 of Amendment No. 1 accordingly.
Conditions to the Exchange Offer, page 31
5. In the first paragraph of this section, you state that you may determine whether certain offer conditions are satisfied, i.e., whether the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC. Offer conditions cannot be within the direct or indirect control of the bidder and must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise to include an objective standard, such as a standard of reasonableness, against which your discretion may be judged.
Company Response: The Company respectfully acknowledges the Staff’s comment and has revised page 31 of Amendment No. 1 to include an objective standard of reasonableness against which the Company’s discretion may be judged.
6. In the first sentence of the fifth paragraph of this section, you state that the foregoing conditions are for your sole benefit and may be waived by you in whole or in part at any time and from time to time. In addition, the last sentence of the fifth paragraph states that each offer condition shall be deemed an ongoing right which may be asserted at any time and from time to time. Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “at any time and from time to time.” That is, the triggering event and the corresponding determination of whether to assert or waive the condition must occur on or before expiration of the offer, and not after that time.
Company Response: The Company respectfully acknowledges the Staff’s comment and has revised page 31 of Amendment No. 1 to reflect that offer conditions, other than those dependent upon the receipt of governmental approvals, may only be asserted from time to time on or before the expiration of the offer.
7. When a condition is triggered and you decide to proceed with the offer anyway, your inaction constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, however, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
Company Response: The Company confirms its understanding of the matters detailed above in the Staff’s comment.
8. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform holders of securities how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.
Company Response: The Company confirms its understanding of the matters detailed above in the Staff’s comment.

Evan S. Jacobson
October 14, 2011

Acceptance of Exchange Notes, page 33
9. You state that you will determine in your “sole discretion” all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of the old notes tendered in the exchange offer, and that your determination will be “final and binding.” We note similar language in your discussion of withdrawal rights in the last paragraph on page 35. Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
Company Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 33 and 35 of Amendment No. 1 accordingly. A corresponding change has been made to Instruction 4 of the Letter of Transmittal which the Company has re-filed as Exhibit 99.1 to Amendment No. 1.
* * *

Evan S. Jacobson
October 14, 2011

          If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.
Very truly yours,

/s/ Thomas P. Conaghan Thomas P. Conaghan

cc:	Ann G. Mayberry-French, General Counsel and Corporate Secretary Jeffery A. Surges, Chief Executive Officer Justin C. Dearborn, President and Chief Financial Officer

Evan S. Jacobson
October 14, 2011

Attachment A
Merge Healthcare Incorporated
900 Walnut Ridge Drive
Hartland, Wisconsin 53029
October 14, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Evan S. Jacobson
Attorney-Advisor

Re:	Merge Healthcare Incorporated Registration Statement on Form S-4 Filed September 1, 2011 SEC File No. 333-176640 (the “Registration Statement”)
Dear Mr. Jacobson:
The following supplemental letter (the “Supplemental Letter”) is being provided by Merge Healthcare Incorporated (the “Company”) on behalf of the registrants to the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in response to Comment No. 1 included in the September 27, 2011 Comment Letter relating to the Registration Statement. Any terms not specifically defined in this Supplemental Letter shall have the meanings given to such terms in the Registration Statement.
The Company represents to the Staff that the Company is registering the exchange notes in reliance on the Staff’s position in Exxon Capital Holdings Corporation (SEC No-Action Letter dated April 13, 1989), Morgan Stanley & Co. Incorporated (SEC No-Action Letter dated June 5, 1991) and Shearman and Sterling (SEC No-Action Letter dated July 2, 1993).
The Company further represents to the Staff that (i) it has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and (ii) to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Company has included disclosure in both the exchange offer prospectus and the transmittal materials distributed in the exchange offer designed to make each person participating in the exchange offer aware that any noteholder using the exchange offer to participate in a distribution of the exchange notes to be acquired in

Evan S. Jacobson
October 14, 2011

the exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation or its progeny, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with any secondary resale transaction. The Company acknowledges that any such secondary resale transactions should be covered by an effective resale registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
The Company further represents to the Staff that it has included in its transmittal materials to be executed by each exchange offeree in order to participate in the exchange offer a representation to the effect that by accepting the exchange offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes.
The Company will commence the exchange offer for the outstanding notes only when the Registration Statement is declared effective by the U.S. Securities and Exchange Commission. The exchange offer would remain in effect for a limited time and would not require the Company to maintain an “evergreen” registration statement.
The exchange offer will be conducted in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.
The Company will make each person participating in the exchange offer aware, through the prospectus and the transmittal materials, that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who received exchange notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with the resale of such exchange notes.
The Company has included in the transmittal materials to be executed by each exchange offeree in order to participate in the exchange offer a condition that, if the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended in connection with any resale of the exchange notes received in respect of such outstanding notes pursuant to the exchange offer.

Sincerely,
/s/ Ann G. Mayberry-French
Ann G. Mayberry-French
General Counsel and Corporate Secretary